ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Financial Statements and Supplemental Information
Together with Reports of Independent
Registered Public Accounting Firm

For the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICMA-RC SERVICES, LLC (d/b/a MISSIONSQUARE WEALTH MANAGEMENT)

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 North Capitol Street, NE, Suite #600

(No. and Street)

Washington   DC   20002

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cliff Richards   (202) 962-6947   CRichards@missionsq.org

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SB& Company, LLC

(Name – if individual, state last, first, and middle name)

10200 Grand Central Avenue, Suite 250	Owings Mills	MD	21117
(Address)	(City)	(State)	(Zip Code)

March 28, 2006   ID 2616

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard P. Whitty_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICMA-RC SERVICES, LLC (d/b/a MISSIONSQUARE WEALTH MANAGEMENT)____, as of December 31_____, 2025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Richard P. Whitty*

Title:
Treasurer, ICMA-RC Services, LLC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

**Financial Statements and Supplemental Information
Together with Reports of Independent Registered Public Accounting Firm**

DECEMBER 31, 2025

CONTENTS


Certified Public
Accountants &
SBC   Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ICMA-RC Services, LLC (d/b/a MissionSquare Wealth Management)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (d/b/a MissionSquare Wealth Management, a wholly owned subsidiary of the International City Management Association Retirement Corporation) as of December 31, 2025, and the related statements of operations, change in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of MissionSquare Wealth Management as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MissionSquare Wealth Management's management. Our responsibility is to express an opinion on MissionSquare Wealth Management's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MissionSquare Wealth Management in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.



Certified Public Accountants & Business Advisors
SBC

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. MissionSquare Wealth Management is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit, we are required to obtain an understanding of internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of MissionSquare Wealth Management's internal controls over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplemental Information

The computation of net capital pursuant to SEC Rule 15c3-1 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of MissionSquare Wealth Management's financial statements. The supplemental information is the responsibility of MissionSquare Wealth Management's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MissionSquare Wealth Management's auditor since 2008.

Washington, D.C.
February 25, 2026

SB & Company, LLC

2

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	737,010
Deposit with clearing agent		125,000
Due from related entity		108,862
Prepaid expenses		165,987
Total Assets	**$**	**1,136,859**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	870
Total Liabilities		870
Member's equity		1,135,989
Total Liabilities and Member's Equity	**$**	**1,136,859**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Statement of Operations
For the Year Ended December 31, 2025

Revenue		
Intercompany service revenue	$	2,199,120
Interest income		71
Total Revenue		2,199,191
Expenses		
Tax and regularoty expenses		357,590
Personnel expenses		1,683,388
Professional services		49,435
Premises and equipment		29,642
Meetings and travel		24,915
Communications		2,918
Subscriptions and memberships		8,235
Supplies and other miscellaneous expenses		42,997
Total Expenses		2,199,120
Net Income	$	71

The accompanying notes are an integral part of this financial statement.

4

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Statement of Change in Member's Equity
For the Year Ended December 31, 2025

Member's equity, beginning of year	$	1,135,918
Net income		71
Member's Equity, End of Year	$	1,135,989

The accompanying notes are an integral part of this financial statement.

5

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities

Net income	$	71
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Due from related entity		107,918
Deposit with clearing agent		(125,000)
Prepaid expenses		(785)
Accounts payable and accrued expenses		370
Net Cash Flows from Operating Activities		(17,426)
Cash, beginning of year		754,436
Cash, End of Year	$	737,010

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Notes to the Financial Statements
December 31, 2025

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (d/b/a MissionSquare Wealth Management) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer with respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. MissionSquare Wealth Management is a wholly owned subsidiary of the International City Management Association Retirement Corporation (d/b/a MissionSquare Retirement; "MissionSquare").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of MissionSquare Wealth Management are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

MissionSquare Wealth Management is a single member limited liability company disregarded as an entity separate from MissionSquare, its sole member, for federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq., and as such does not have a separate income tax provision. MissionSquare is an organization exempt from federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For federal income tax purposes, MissionSquare Wealth Management is treated as a branch or division of MissionSquare.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, establishes guidelines for recognizing, measuring, and disclosing tax positions in financial statements. Management has evaluated the tax positions of MissionSquare Wealth Management and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2025.

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Notes to the Financial Statements
December 31, 2025

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

   Income Taxes (continued)

   If applicable, MissionSquare Wealth Management would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. MissionSquare Wealth Management's tax returns are subject to examination by federal and state authorities for three years after the filing of the returns; although, certain tax jurisdictions may lengthen this period.

3. **RELATED-PARTY TRANSACTIONS**

   MissionSquare provides MissionSquare Wealth Management certain operational support services, including the marketing, development, and product management of certain products offered by the Collective Investment Trusts managed by MissionSquare. The expenses reported by MissionSquare Wealth Management represent the actual direct expenses incurred by MissionSquare Wealth Management, plus additional expenses allocated to MissionSquare Wealth Management by MissionSquare to provide such services. Such additional expenses allocated to MissionSquare Wealth Management for services provided may not be the same as would be charged for such services from an unrelated entity.

   During the year ended December 31, 2025, MissionSquare allocated operating expenses in the amount of $1,813,433 to MissionSquare Wealth Management under the Assignment and Expense Agreement between MissionSquare and MissionSquare Wealth Management. Intercompany service revenue is allocated from MissionSquare to compensate MissionSquare Wealth Management for services performed on behalf of MissionSquare. The revenue is recorded when the related expenses are incurred. The revenue allocated from MissionSquare during the year ended December 31, 2025 was $2,199,120 and represents a reimbursement of cost incurred by MissionSquare Wealth Management to provide its services.

   The due from related entity balance represents amounts owed from MissionSquare to MissionSquare Wealth Management, which are primarily from intercompany revenue and expense allocations per the Assignment and Expense Agreement between MissionSquare Wealth Management and MissionSquare.

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Notes to the Financial Statements
December 31, 2025

4. **COMMITMMENT AND CONTINGENCY**

As of December 31, 2025, MissionSquare Wealth Management has no commitments, contingencies or guarantees for future years.

Claims, assessments, and lawsuits arise during the normal course of business that are pending or may be asserted against MissionSquare Wealth Management. As of December 31, 2025, MissionSquare Wealth Management does not have litigation claims outstanding, including claims that are early in the process of resolution. Management is not aware of any pending actions or proceedings that would have a material impact on the operations or financial position of MissionSquare Wealth Management.

5. **NET CAPITAL REQUIREMENT**

Regulatory Requirements

MissionSquare Wealth Management is subject to Securities Exchange Act Rule 17 C.F.R. § 240.15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, MissionSquare Wealth Management is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, MissionSquare Wealth Management is required to maintain a minimum net capital of $5,000 or the amount required by its aggregate indebtedness ratio, whichever is higher.

As of December 31, 2025, MissionSquare Wealth Management had net regulatory capital of $861,140, which was $856,140 in excess of its required net capital of $5,000. MissionSquare Wealth Management' aggregate indebtedness to net capital ratio was 0.10%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2025.

6. **SEGMENT REPORTING**

MissionSquare Wealth Management operates as a single reportable segment, as its business activities are managed and evaluated on a consolidated basis. Management has determined that MissionSquare Wealth Management's operations comprise one operating segment, providing support services to its affiliated companies as a broker-dealer for the year ended December 31, 2025. Its sole source of revenue is intercompany service revenue from its affiliates for these services.

Notes to the Financial Statements
December 31, 2025

6. SEGMENT REPORTING (continued)

The Principal Financial Officer of MissionSquare Wealth Management functions as the Chief Operating Decision Maker (CODM) and is responsible for assessing operating performance and allocating resources. The CODM evaluates operating performance and makes resource allocation decisions based on aggregated operating income. The operating income measure reviewed by the CODM is consistent with U.S. GAAP and does not differ from the amounts presented in the financial statements. No other measures of segment profit or loss or segment assets are regularly reviewed by the CODM. The CODM monitors intercompany service revenue and key expense categories including personnel, technology, regulatory and compliance, premises, and communications expenses.

MissionSquare Wealth Management does not rely on any single customer that accounts for 10% or more of total revenues. All revenues and substantially all long-lived assets are generated and held within the United States.

7. SUBSEQUENT EVENTS

Management evaluated the subsequent events and transactions through February 25, 2026, the date these financial statements were available for issue, and have determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2025

Ownership equity	$	1,135,989
Less: non-allowable assets*		274,849
Net capital before haircuts		861,140
Less: haircuts		-
Net capital		861,140
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess of net capital	$	856,140
Aggregate indebtedness	$	870
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of $5,000)	$	855,140
Ratio of aggregate indebtedness to net capital		0.10%
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.00%

_____

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the MissionSquare Wealth Management's unaudited December 31, 2025, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing. Accordingly, no reconciliation is deemed necessary.

SUPPLEMENTARY REPORT



Certified Public Accountants & Business Advisors
SBC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ICMA-RC SERVICES, LLC (d/b/a MissionSquare Wealth Management) CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC (d/b/a MissionSquare Wealth Management)

We have reviewed management's statements, included in the accompanying Report of Exemption from Securities and Exchange Commission (SEC) Rule 17 C.F.R. § 240.15c3-3 (Exemption Report), in which (1) ICMA-RC Services, LLC (d/b/a MissionSquare Wealth Management) stated that MissionSquare Wealth Management does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) MissionSquare Wealth Management stated that MissionSquare Wealth Management is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because MissionSquare Wealth Management limits its business activities exclusively to the wholesale and marketing of collective investment trusts (CITs), and MissionSquare Wealth Management (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry Proprietary Account of a Broker-Dealer (PAB accounts) (as defined in SEC Rule 15c3-3) through the year ended December 31, 2025 without exception. MissionSquare Wealth Management's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MissionSquare Wealth Management's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Washington, D.C.
February 25, 2026

SB & Company, LLC

1200 G Street, NW • Suite 800 • Washington • District of Columbia 20005 • P 202.434.8684 • F 202.434.4512

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Wealth Management

Report of Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2025

ICMA-RC Services, LLC (d/b/a MissionSquare Wealth Management) is a registered broker-dealer subject to SEC Rule 17a- 5 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, MissionSquare Wealth Management states the following:

1. MissionSquare Wealth Management does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 throughout the fiscal year ended December 31, 2025, and

2. MissionSquare Wealth Management is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because MissionSquare Wealth Management limits its business activities exclusively to the wholesale and marketing of collective investment trusts (CITs), and MissionSquare Wealth Management (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in SEC Rule 15c3-3) throughout the fiscal year ended December 31, 2025 without exception.

Richard P. Whitty
Treasurer, MissionSquare Wealth Management